Exhibit 1

News Release

RINKER EARNINGS PER SHARE UP 52%
Third quarter trading update shows ongoing growth

All figures are reported on an A-IFRS basis(1)

Rinker Group Limited (Rinker) today announced net profit after tax (PAT) for the three months ended 31 December 2005 of US$161 million, up 48% on the December quarter 2004.

Earnings per share (EPS)(2) rose 52% to 17.5 US cents.  Earnings per ADR (equivalent to five ordinary shares) were 88 US cents.

Other highlights:

•          Earnings before interest and tax, depreciation and amortisation (EBITDA)(3) rose 31% to US$301 million

•          Earnings before interest and tax (EBIT)(3) rose 38% to US$249 million

•          Trading revenue was up 14% to US$1,242 million

•          Group EBITDA margins improved 3.2pp to 24.2%, from 21.0%

•          Free Cash Flow(4) was US$253 million, up 176% helped by a Hurricane Wilma-related tax payment timing benefit

•          Return on funds employed (ROFE)(5) was 36.5% in US$ for the year to December, up from 24.2% for the previous 12 months

•          Return on equity(6) was 26.8% in US$ for the year to December, up from 18.0% for the prior year.

A strong performance from the aggregates and concrete businesses in Arizona and Florida, together with solid price gains in all US businesses, more than offset cost increases in fuel, energy and raw materials.

Rinker Materials Corporation in the US, which produces around 80% of group revenue and earnings, recorded further consistent strong growth, with revenue up 18% and EBITDA up 35%.  In A$, revenue for the Australian subsidiary - trading as Readymix - was up 4%, while EBITDA rose 18%.

For the nine months to end December 2005, Rinker PAT was up 51% to US$526 million.  EPS(2) rose 53% to 56.7 US cents.  EPS per ADR was US$2.83.

•          EBITDA(3) rose 37% to US$971 million

•          EBIT(3) was up 45% to US$816 million

•          Trading revenue rose 18% to US$3,793 million, and

•          Free Cash Flow was up 87% to US$580 million.

For the nine months, Rinker Materials’ EBITDA was up 44% and EBIT up 53% in US$.  In A$, Readymix EBITDA and EBIT both rose 6%.

“All of the group businesses performed well during the quarter,” said Rinker CEO David Clarke.  “Apart from the US cement business - where the timing of price increases was not quite adequate to offset steep increases in the cost of cement imports - all of the businesses lifted their profitability and ROFE.”

Cost savings from operational improvement and productivity initiatives totalled US$14 million for the quarter, and US$37 million year to date.

Rinker’s financial flexibility remains strong.   Net debt(7) at $302 million, increased slightly compared with $275 million at end September 2005.

Business performance

Rinker Materials’ major businesses all recorded strong price increases during the quarter, compared with a year earlier, which generally offset substantial cost increases.  Aggregates EBITDA was up 23% (up 25% for the nine months YTD); concrete, block and asphalt was up 46% (up 71% YTD) and concrete pipe & products up 38% (29% YTD).

YTD cement EBITDA is up 10%.  However, EBITDA was down 11% for the quarter as the cost of imported cement rose 45% compared with the December 2004 quarter.  There were only two price increases in calendar 2005, compared with three in the previous year.

Aggregates volumes were up 4% during the quarter while concrete was up 10% and block 5%.  Concrete pipe volumes also rose and cement was up slightly.

Rinker Materials ‘Other’ segment EBITDA was US$9 million, compared with a US$5 million loss in the previous corresponding quarter, which had included a book loss on the divestment of the small prestress business.

Readymix EBITDA was A$68 million (US$50 million), up 18%, including a non-recurring tax benefit for Cement Australia (in which Rinker holds 25%).  Excluding this gain, underlying profit was close to last year’s record result, as forecast.  Prices rose roughly in line with cost inflation in all products - including concrete, up 4%.  Concrete volumes were up slightly.

Strategy

Mr Clarke said Rinker remained strongly focused on value-adding growth, both through acquisitions and greenfields investment.

“We have invested, or committed, over US$190 million in development capital expenditure so far this year.  New quarries, additional aggregates and sand reserves, new concrete and block plants, and the expansion of our concrete mixer fleet are low-risk, high return investments aimed at maintaining our strong growth record.

“We are proceeding with various, small bolt-on acquisitions and have announced – subject to final board approval - the construction of a new, one million ton cement plant in central Florida.

“We also continue to review acquisition opportunities, both large and small, across the US,” said Mr Clarke, “and we have strengthened our resources in this area”.

More than 29.2 million Rinker shares (approximately 3% of the register) have been bought back so far this fiscal year under the share buyback program, for a total cost of US$314 million.

Outlook

“This is now the 11th consecutive quarter of double-digit profit growth since the demerger which established Rinker in March 2003,” said Mr Clarke.

“Our people have worked hard to offset significant cost increases, and we have mostly done that with price increases and improved productivity and efficiency.”

With only eight weeks remaining in Rinker’s fiscal year ending March 2006 (YEM06), clarity has been heightened regarding the group’s full year result.

“With most orders for the remainder of the year already in, our expectations are now that we will deliver between 35-40% growth in trading EBIT for Rinker Materials in US$, with Readymix delivering a result in line with last year’s record result in A$,” said Mr Clarke.  “This is an upgrade on our previous guidance.”

“It is too early to forecast the level of profit growth for Rinker’s next financial year (YEM07),” said Mr Clarke.  “There are many variables such as fuel and raw material costs, including cement, that will impact our results.  Our energy and labour contracts for next year are set higher.  Price increases also remain uncertain until they are achieved.”

In the US, the Portland Cement Association forecasts a 2.2% fall in residential activity for calendar 2006.  However, total US $ construction activity is expected to rise 1.3% on the back of higher commercial/non-residential and public construction.

In Australia, housing approvals are down 9% year on year to November 2005, although commentators are suggesting that the decline may have bottomed.  The latest BIS-Shrapnel forecasts are for a slight decline in total construction $ values in YEM07 - a 5% fall in housing construction, together with a 3% lift in commercial activity and a 5% decline in public construction.

Rinker forecasts are in line with these views.

Mr Clarke said major customers remain positive however, and commercial construction activity levels are slowly improving in some of Rinker Materials’ major markets.  In addition, strong state infrastructure initiatives in several US states, including Florida, should underpin demand for the foreseeable future.  Further profit guidance for YEM07 will be provided when Rinker’s year-end results are reported in May.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546

(international + 61 419 476 546)   email:  dstirling@rinker.com.au

31 January 2006	RIN 09-06

1                  All quarterly results are unaudited.

Rinker is required to adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) with effect from the current year, the year ending 31 March 2006 (YEM06). Accordingly, Rinker’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown for YEM06 have been prepared under those A-IFRS accounting policies. Previous disclosures concerning the impact of A-IFRS included at Note 39 on page 39 of Rinker’s Full Financial Report for the year ended 31 March 2005 and disclosures included in the quarterly business update at 30 June 2005 presented Rinker’s best estimate of the impact of A-IFRS at those dates but were preliminary in nature.

In addition, results shown for the year ended 31 March 2005 have now been fully restated to be comparable to current year. Results shown for the year ended 31 March 2004 and prior years have been restated on a pro forma basis for significant items, primarily the cessation of goodwill amortisation.

The principal impact of A-IFRS on reported results is the reduction in goodwill amortisation expense to zero. Prior to the adoption of A-IFRS Rinker’s goodwill amortisation expense during the year ended 31 March 2005 was US$56.3 million. Additional information is included in footnote 2 of Rinker’s Half Year Report for the six months ended 30 September 2005.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value. Under A-IFRS, Rinker’s selected reporting currency is US$, although Readymix results will continue to be disclosed in both US$ and A$.

Rinker’s first audited financial report prepared under A-IFRS will be the annual report for the year ended 31 March 2006.

2                 Reconciliation of Earnings per share for the quarter ended 31 December 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	Information under A-IFRS
	US$ million
Quarter ended 31 December	2005	2004
Net profit attributable to members of Rinker Group Limited	160.7	108.7
Weighted average number of shares outstanding (million)	917.7	941.2
Earnings per share (US cents)	17.5	11.6
Earnings per ADR (1 ADR = 5 ord shares) (US cents)	87.5	57.8

Reconciliation of Earnings per share for the nine months ended 31 December 2005

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	Information under A-IFRS
	US$ million
Nine months ended 31 December	2005	2004
Net profit attributable to members of Rinker Group Limited	526.2	349.2
Weighted average number of shares outstanding (million)	928.2	942.4
Earnings per share (US cents)	56.7	37.1
Earnings per ADR (ADR = 5 ord shares) (US cents)	283.4	185.3

3                 Reconciliation of EBIT and EBITDA for the quarter ended 31 December 2005

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Information under A-IFRS
	December Quarter
	US$ million
	Dec ‘05	Dec ‘04	Variance
	Qtr	Qtr	%

Segment Revenue
Aggregate	267	215	24%
Cement	115	100	15%
Concrete, block, asphalt	529	410	29%
Concrete pipe and products	141	112	26%
Other	91	127	(29)%
Eliminations	(161)	(130)	n.a
Rinker Materials	982	834	18%
Readymix (US$)	261	260	—
Readymix (A$)	352	339	4%
Consolidated Rinker group	1,242	1,094	14%

Segment EBIT
Aggregate	62.3	49.9	25%
Cement	30.2	34.5	(12)%
Concrete, block, asphalt	83.5	54.4	53%
Concrete pipe and products	29.4	19.7	49%
Other	7.7	(8.6)	n.a
Rinker Materials	213.1	149.9	42%
Readymix (US$)	38.5	32.2	19%
Readymix (A$)	52.0	42.0	24%
Corporate	(3.0)	(2.5)	n.a
Consolidated Rinker group	248.6	179.6	38%

Segment DA
Aggregate	15.8	13.6	16%
Cement	3.4	3.3	2%
Concrete, block, asphalt	13.1	11.7	13%
Concrete pipe and products	6.3	6.1	3%
Other	1.4	3.2	(55)%
Rinker Materials	39.9	37.8	6%
Readymix (US$)	12.0	12.2	(2)%
Readymix (A$)	16.2	15.9	1%
Consolidated Rinker group	51.9	50.1	4%

Segment EBITDA
Aggregate	78.0	63.4	23%
Cement	33.6	37.9	(11)%
Concrete, block, asphalt	96.6	66.1	46%
Concrete pipe and products	35.7	25.8	38%
Other	9.1	(5.4)	n.a
Rinker Materials	253.1	187.7	35%
Readymix (US$)	50.4	44.4	13%
Readymix (A$)	68.2	57.9	18%
Corporate	(3.0)	(2.5)	n.a
Consolidated Rinker group	300.5	229.7	31%

Reconciliation of EBIT and EBITDA for the nine months ended 31 December 2005

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	Information under A-IFRS
	9 months YTD
	US$ million
	Dec ‘05	Dec ‘04	Variance
	9 months	9 months	%

Segment Revenue
Aggregate	795	649	23%
Cement	347	281	24%
Concrete, block, asphalt	1,590	1,205	32%
Concrete pipe and products	434	367	18%
Other	270	351	(23)%
Eliminations	(479)	(368)	n.a
Rinker Materials	2,957	2,485	19%
Readymix (US$)	836	742	13%
Readymix (A$)	1,108	1,020	9%
Consolidated Rinker group	3,793	3,227	18%

Segment EBIT
Aggregate	191.1	149.7	28%
Cement	96.3	87.4	10%
Concrete, block, asphalt	263.9	143.3	84%
Concrete pipe and products	97.7	71.9	36%
Other	51.1	5.9	n.a
Rinker Materials	700.1	458.2	53%
Readymix (US$)	124.0	112.0	11%
Readymix (A$)	164.4	154.8	6%
Corporate	(8.5)	(7.6)	n.a
Consolidated Rinker group	815.6	562.6	45%

Segment DA
Aggregate	46.0	39.3	17%
Cement	10.6	10.0	6%
Concrete, block, asphalt	38.1	33.1	15%
Concrete pipe and products	18.6	18.6	—
Other	4.1	9.8	(58)%
Rinker Materials	117.4	110.8	6%
Readymix (US$)	37.8	34.8	8%
Readymix (A$)	50.1	47.9	5%
Consolidated Rinker group	155.2	145.6	7%

Segment EBITDA
Aggregate	237.1	189.0	25%
Cement	106.9	97.4	10%
Concrete, block, asphalt	302.0	176.4	71%
Concrete pipe and products	116.3	90.5	29%
Other	55.2	15.7	n.a
Rinker Materials	817.5	569.0	44%
Readymix (US$)	161.8	146.8	10%
Readymix (A$)	214.5	202.7	6%
Corporate	(8.5)	(7.6)	n.a
Consolidated Rinker group	970.8	708.2	37%

4                 Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	Information under A-IFRS
	US$ million
Quarter ended 31 December	2005	2004
Profit before finance and income tax expense	248.6	179.6
Depreciation and amortisation	51.9	50.1
Net income tax (paid)	(7.6)	(108.6)
Change in working capital	(24.4)	0.5
(Profit)/loss on asset sales	(3.5)	12.4
Interest received	5.1	6.4
Other	36.4	15.7
Net Cash from operating activities	306.5	156.0
Operating capital expenditure	(48.3)	(47.8)
Interest paid	(5.6)	(5.0)
Payments for shares held in trust	0.2	(11.7)
Free Cash Flow	252.8	91.5

Capital expenditure summary:
Operating capital expenditure	(48.3)	(47.8)
Development capital expenditure	(43.9)	(24.0)
Total purchase of property plant and equipment	(92.1)	(71.8)
Purchase of businesses	(20.3)	(0.3)
Total capital expenditure	(112.4)	(72.1)

	Information under A-IFRS
	US$ million
Nine months ended 31 December	2005	2004
Profit before finance and income tax expense	815.6	562.6
Depreciation and amortisation	155.2	145.6
Net income tax (paid)	(121.4)	(121.5)
Change in working capital	(98.6)	(105.0)
(Profit)/loss on asset sales	(37.8)	12.2
Interest received	18.0	14.0
Other	43.9	(20.6)
Net Cash from operating activities	774.9	487.2
Operating capital expenditure	(140.7)	(135.5)
Interest paid	(31.2)	(30.0)
Payments for shares held in trust	(22.7)	(11.7)
Free Cash Flow	580.3	310.0

Capital expenditure summary:
Operating capital expenditure	(140.7)	(135.5)
Development capital expenditure	(108.5)	(66.8)
Total purchase of property plant and equipment	(249.3)	(202.2)
Purchase of businesses	(33.0)	(20.7)
Total capital expenditure	(282.3)	(223.0)

5                 Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

Information under A-IFRS		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
Year ended 31 December	2005	2005	2005	2004	2004	2004
Aggregates	236.9	776.3	30.5%	182.3	789.1	23.1%
Cement	126.6	328.0	38.6%	112.4	326.1	34.5%
Concrete, block, asphalt	332.9	694.0	48.0%	183.5	655.9	28.0%
Concrete pipe and products	115.4	298.4	38.7%	76.0	336.8	22.6%
Other	69.8	39.8	n.a	7.1	64.8	11.1%
Total Rinker Materials	881.6	2,136.5	41.3%	561.3	2,172.7	25.8%
Readymix (US$)	158.8	691.8	23.0%	139.5	671.4	20.8%
Readymix (A$)	209.2	944.4	22.2%	190.9	862.6	22.1%
Corporate	(12.4)	(10.8)	n.a	(10.7)	12.4	n.a
Consolidated Rinker group	1,028.0	2,817.5	36.5%	690.1	2,856.5	24.2%

6                 Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	Information under A-IFRS
	US$ million
Year ended 31 December	2005	2004
Net profit attributable to members of Rinker Group Limited	670.2	436.3
Equity attributable to members of Rinker Group Limited	2,504.9	2,417.1
ROE	26.8%	18.0%

7                 Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash and cash equivalents.

	Information under A-IFRS
	US$ million
	31 Dec	30 Sept
As at	2005	2005
Current borrowings	5.2	5.5
Non-current borrowings	609.3	610.0
Less: cash and cash equivalents	(312.7)	(340.8)
Net Debt	301.8	274.7